Tradeweb LLC
Statement of Financial Condition
December 31, 2017 (in thousands)

Assets		
Cash	$	46,437
Accounts receivable, net of allowance		21,622
Receivable from affiliates		35
Other assets		442
Total assets	$	68,536
Liabilities and Member's Capital		
Accounts payable and accrued expenses	$	1,528
Accrued compensation		15,766
Payable to affiliates		6,534
Total liabilities		23,828
Member's capital		44,708
Total liabilities and member's capital	$	68,536

The accompanying notes are an integral part of this financial statement.